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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           NOTIFICATION OF LATE FILING


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
(Check One):  [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-Q   [ ]Form N-SAR
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        For Period Ended:          November 30, 1998

        [ ]     Transition Report on Form 10-K [ ] Transition Report on Form
                20-F
        [ ]     Transition Report on Form 11-K
        [ ]     Transition Report on Form 10-Q
        [ ]     Transition Report on Form N-SAR

        For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRATION INFORMATION

Full Name of Registrant:            NITCHES, INC.

Former Name, if applicable:

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Address of Principal Executive Office (Street and Number):    10280 Camino Santa Fe
                                                              San Diego, California  92121
                                                              (619) 625-2633
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effect or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following that prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

               Effective on October 1, 1998, the Registrant entered into a Discount Factoring Agreement with Congress Talcott Corporation (Western), a copy of which was filed with as an Exhibit to the Company's Amendment No 2 to Schedule 13E-4 filed with the Commission on September 30, 1998. In connection with that Discount Factoring Agreement, Congress Talcott Corporation (Western) took over responsibility for collection efforts on the majority of the Registrant's accounts receivable, whether or not Congress Talcott Corporation (Western) provides factoring on the account. The transition of this responsibility has resulted in additional workload for Nitches, Inc.; necessitating the reconciliation of the accounting system used by Congress Talcott Corporation (Western) with the historical accounting system used by Nitches, Inc. for its accounts receivable. The process of reconciling the two systems has been unexpectedly time consuming and cannot be reasonably completed in time by Nitches, Inc. for it to file its Form 10-Q by January 14, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Steven P. Wyandt, President
                (619) 552-8325

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports:

         [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  NITCHES, INC.
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                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 1999                  By: /s/  Steven P. Wyandt
                                          --------------------------------------
                                          Steven P. Wyandt, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1000).



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                                   ATTACHMENT
                                       TO
                           PART IV - OTHER INFORMATION


        Pursuant to Part IV, paragraph 3 of Form 12b-25, the following information is provided:

                The Registrant has experienced a significant improvement in its results of operations for the first quarter of fiscal 1999 as compared to the first quarter of fiscal 1998. Net sales for the quarter are expected to be approximately $10.4 million as compared to $9.3 million for the first quarter of fiscal 1998, primarily as a result of an increase in the level of Body Drama private label sales. Net income for the quarter is expected to be approximately $350,000-500,000 as compared to $50,000 for the first quarter of fiscal 1998. Final net income figures for the quarterly period will depend upon calculation of reserves for taxes, inventory and trade accounts receivable.